UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note:

On September 5, 2024, the Registrant entered into an exchange agreement (the “Agreement”) with Streeterville Capital, LLC, a Utah limited liability Registrant (the “Lender”), pursuant to which the Registrant issued a promissory note (the “Note”) in exchange for the cancellation of the convertible promissory note the Registrant previously issued to the Lender on June 29, 2023 (the “Original Note”) pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

The principal amount of the Note was $1,525,213.15, consisting of the remaining outstanding balance of the Original Note of $1,225,213.15 and an exchange fee of $300,000.00. The Note bears interest at a rate of 7.0% per year and will have a term of twelve months. The Registrant may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for prepayment. Beginning on October 1, 2024, the Lender has the right to redeem the Note at any time, subject to a maximum monthly redemption amount of $300,000. Upon receipt of a redemption notice, the Registrant is required to pay the applicable redemption amount in cash to Lender within three (3) trading days of receipt of the notice. If the Registrant has not paid by a minimum monthly redemption amount of $150,000, it is required to pay in cash by the fifth day of the following month the difference between the minimum monthly redemption amount and the amount actually repaid in such month, or the outstanding balance will automatically increased by 0.5% as of such fifth day. Upon the occurrence of a Trigger Event (as defined in the Note), the Lender shall have the right to increase the balance of the Note by 10% for a Major Trigger Event (as defined in the Note) and 5% for a Minor Trigger Event (as defined in the Note), with an aggregate of 25% as the maximum increase in the outstanding balance. In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

The foregoing descriptions of the Exchange Agreement and the Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Exchange Agreement and the Note, which are attached hereto as Exhibits 10.1 and 10.2.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Form of Exchange Agreement
10.2	Form of Promissory Note

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: September 10, 2024	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

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